03016922

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	1102913 ~~0001219083~~
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
FOR **Form 8-K, February 14, 2003, Series 2003-2**	**333-99117**

Name of Person Filing the Document
(If Other than the Registrant)

SEC MAIL PROCESSING
RECEIVED
MAR 18 2003
WASH. D.C. 181 SECTION

PROCESSED
MAR 24 2003
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 14, 2003

AMERIQUEST MORTGAGE SECURITIES INC.

By: /s/ John P. Grazer
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ameriquest Mortgage Securities Inc.

AMERIQUEST MORTGAGE COMPANY

$394,059,000 *(Approximate)*

Asset-Backed Pass-Through Certificates
Series 2003-2

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator and Master Servicer)

Morgan Stanley

SALOMON SMITH BARNEY
A member of citigroup

January 31, 2003

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. **NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.**

TERM SHEET DATED January 31, 2003

Ameriquest Mortgage Securities, Inc.
Asset-Backed Pass-Through Certificates, Series 2003-2
$394,059,000*(Approximate)*

Subject to Revision

Structure Overview

To 10% Optional Termination

Class	Approx. Size ($)	Type	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Expected Final Maturity	Expected Ratings S&P / M / F
A	$326,049,000.00	Floating	2.55	1 – 89	0	Act/360	7/2010	AAA / Aaa / AAA
M-1	$25,003,000.00	Floating	5.07	40 – 89	0	Act/360	7/2010	AA / Aa2 / AA
M-2	$20,003,000.00	Floating	5.02	38 – 89	0	Act/360	7/2010	A / A2 / A
M-3	$17,003,000.00	Floating	4.99	37 – 89	0	Act/360	7/2010	BBB / Baa2 / BBB
M-4	$6,001,000.00	Floating	4.87	37 – 89	0	Act/360	7/2010	BBB- / Baa3 / BBB-
Total	$394,059,000.00							

Pricing Speed

Fixed-Rate Mortgage Loans	4% CPR growing to 22% CPR over 12 months (PPV)
Adjustable-Rate Mortgage Loans	28% CPR

Contacts

Rating Agencies	***Telephone Number***
Standard & Poor's	
Leslie Albergo	(212) 438-2381
Linda Wu	(212) 438-1567
Moody's	
Nicholas Vassalli	(212) 553-0323
Fitch	
Quincy Tang	(212) 908-0693
Kei Ishidoya	(212) 908-0238

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. **NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.**

Transaction Overview

Offered Certificates:	Approximately $326,049,000.00 senior floating-rate Certificates ("Class A Certificates") and approximately $68,010,000 mezzanine floating-rate Certificates ("Class M Certificates"). The Class A and Class M Certificates are backed by first lien fixed and adjustable-rate Mortgage Loans with both conforming and non-conforming balances according to Freddie Mac and Fannie Mae guidelines ("Mortgage Loans").
Collateral:	As of January 1, 2003, the Mortgage Loans will consist of approximately 2,621 adjustable-rate and fixed-rate, first lien, closed-end, Mortgage Loans with LTVs at origination not in excess of 95%. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $400,060,290 as of the Cut-off Date.
Class A Certificates:	Class A Certificates.
Class M Certificates:	Class M-1, M-2, M-3 and M-4 Certificates.
Depositor:	Ameriquest Mortgage Securities Inc.
Originator and Master Servicer:	Ameriquest Mortgage Company
Trustee:	Deutsche Bank National Trust Company
Co-Lead Underwriters:	Morgan Stanley, Salomon Smith Barney
Statistical Cut-off Date:	January 1, 2003
Cut-off Date:	February 1, 2003

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. **NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.**

Transaction Overview

Expected Pricing:	Week of February 3, 2003
Expected Closing Date:	On or about February 14, 2003
Record Date:	The business day immediately proceeding the Distribution Date.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in March 2003.
Determination Date:	The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period for the first Distribution Date will be from the Cut-off Date up to and including [March 10th], and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Period:	For any Distribution Date will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.
Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.50% per annum, and the Trustee calculated at the Trustee Fee Rate of 0.0045% per annum. Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Optional Termination:	The Master Servicer at its option, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date. If the Master Servicer fails to exercise its option, the NIMs Insurer, if any, may exercise that option.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the aggregate principal balance of Mortgage Loans as of the Cut-off Date.

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. **NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.**

Transaction Overview

Monthly Master Servicer Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. The Master Servicer will *NOT* be obligated to compensate Certificateholders for any interest shortfalls resulting from the application of the Soldiers and Sailors Civil Relief Act of 1940.
Credit Enhancement:	1) Excess Interest 2) Overcollateralization ("OC") 3) Subordination
Allocation of Losses:	Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class M-4, fourth, to the Class M-3, fifth, to the Class M-2 Certificates and sixth, to the Class M-1 Certificates. There will be no allocation of realized losses to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there will not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses have been allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest, such amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if net monthly excess cashflow and/or the Overcollateralized Amount are greater than zero on any subsequent Distribution Dates).

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. **NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.**

Transaction Overview

Overcollateralization Target Amount: With respect to any distribution date, (i) prior to the Stepdown Date, an amount equal to approximately 1.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 3.00% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) approximately $2,000,301 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier to occur of (i) the first Distribution Date on which the Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in March 2006 and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to [37.00%].

Credit Enhancement Percentage: The Credit Enhancement Percentage for the Class A Certificates on any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the Class M Certificates and the OC by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	(S&P / M / F)	CE % Prior to Step Down Date	CE % On/After Step Down Date
A	AAA / Aaa / AAA	18.50%	37.00%
M-1	AA/ Aa2 / AA	12.25%	24.50%
M-2	A/ A2 / A	7.25%	14.50%
M-3	BBB/ Baa2 / BBB	3.00%	6.00%
M-4	BBB-/ Baa3 / BBB-	1.50%	3.00%

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. **NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.**

Transaction Overview (Cont.)

Net WAC Cap:	The rate per annum equal to the product of (i) the weighted average of the Mortgage Rates on the Mortgage Loans as of the beginning of the related Due Period minus the Servicing Fee Rate and the Trustee Fee Rate and (ii) a fraction, the numerator of which is 30 and denominator of which is the actual number of days in the related interest period.
Basis Risk Shortfall:	Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable and each adjustable-rate Mortgage Loan will adjust based on six-month LIBOR after an initial period of two years following the date of origination and the pass-through rates on the Offered Certificates are based on one-month LIBOR, the application of the Net WAC Cap could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by interim caps. If basis risk interest shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and will be paid from Excess Interest on a subordinated basis on the same Distribution Date or in any subsequent period.
Net WAC Rate Carryover Amount:	If on any distribution date, the pass-through rate for a class of Offered Certificates is based on the Net WAC Rate, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable pass-through rate not been subject to the Net WAC Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate, together with the unpaid portion of any such amounts from the prior Distribution Date (ii) and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.
Interest Carry Forward Amount:	For each class of Offered Certificates, on any distribution date, shall equal the sum of (i) the excess of (a) the accrued certificate interest for such Class with respect to the prior distribution date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior distribution date, over (b) the amount actually distributed to such class with respect to interest on such prior distribution date and (ii) interest on such excess at the Pass-Through Rate for such class.

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. **NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.**

Transaction Overview (Cont.)

Available Funds:	For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer, or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (vi) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.
Class A Principal Distribution Amount:	Until the Step-down Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any Excess Interest required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. After the Step-down Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain a [63.00%] Credit Enhancement Percentage (based on 2x the original Class A Credit Enhancement Percentage).
Class M Principal Distribution Amount:	The Class M Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid on the Class M Certificates, first on the Class M-1 Certificates until it reaches a [75.50%] Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage), then on the Class M-2 Certificates until it reaches a [85.50%] Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage), then to the Class M-3 Certificates, until it reaches a [94.00%] Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage), and then on the Class M-4 Certificates, until it reaches a [97.00%] Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. **NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.**

Transaction Overview (Cont.)

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the coupons on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
A	2 * Margin
M	1.5 * Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The percentage obtained by dividing the principal amount of (A)(i) mortgage loans delinquent 60 days or more, (ii) mortgage loans in foreclosure, (iii) REO properties and (iv) mortgage loans discharged due to bankruptcy by the aggregate principal balance of the mortgage loans, in each case, as of the last day of the previous calendar month, exceeds (B)(i) 50% of the then current Credit Enhancement Percentage, multiplied by a fraction, the numerator of which is the aggregate principal balance of the fixed-rate mortgage loans as of the last day of the related Due Period and the denominator of which is the aggregate principal balance of all of the mortgage loans as of the last day of the related Due Period, plus (ii) 40% of the then current Credit Enhancement Percentage, multiplied by a fraction, the numerator of which is the aggregate principal balance of the adjustable-rate mortgage loans as of the last day of the related Due Period and the denominator of which is the aggregate principal balance of all of the mortgage loans as of the last day of the related Due Period.

Cumulative Loss Test: The aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Closing Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
March 2006 through February 2007	[3.25]%
March 2007 through February 2008	[4.00]%
March 2008 through February 2009	[5.25]%
March 2009 through February 2010	[5.75]%
March 2010 and thereafter	[6.00]%

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. **NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.**

Transaction Overview (Cont.)

Payment Priority:

On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To pay interest on the Class A Certificates, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.
2. To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.
3. From Excess Interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.
4. From Excess Interest, if any, to pay the Interest Carry Forward Amounts on the Class M Certificates.
5. From Excess Interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described in 1 above.

Source for Calculation of One-Month LIBOR:

Telerate page 3750.

ERISA:

Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

SMMEA:

The Class A and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.

Taxation – REMIC:

The Trust will be established as one or more REMICs for federal income tax purposes.

Ratings:

Class	Ratings (S&P/Moody's / Fitch)
A	AAA/Aaa/AAA
M-1	AA/Aa2/AA
M-2	A / A2 / A
M-3	BBB / Baa2 / BBB
M-4	BBB- / Baa3 / BBB-

Form of Registration:

Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations:

$25,000 and integral multiples of $1 in excess thereof.

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. **NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.**

Ameriquest Mortgage Securities Inc. Mortgage Pass-Through Certificates, Series 2003-2

Sensitivity Analysis

To Optional Termination Date

Class A

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	18.70	3.87	2.55	1.76	1.20
Principal Window	1 - 342	1 – 134	1 - 89	1 - 66	1 - 51
Final Payment	8/25/2031	4/25/2014	7/25/2010	8/25/2008	5/25/2007

Class M-1

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	26.17	7.39	5.07	4.49	4.28
Principal Window	264 - 342	42 - 134	40 - 89	45 - 66	51 - 51
Final Payment	8/25/2031	4/25/2014	7/25/2010	8/25/2008	5/25/2007

Class M-2

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	26.17	7.39	5.02	4.18	4.07
Principal Window	264 - 342	42 - 134	38 - 89	41 - 66	44 - 51
Final Payment	8/25/2031	4/25/2014	7/25/2010	8/25/2008	5/25/2007

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

Ameriquest Mortgage Securities Inc. Mortgage Pass-Through Certificates, Series 2003-2

Sensitivity Analysis

To Optional Termination Date

Class M-3

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	26.17	7.39	4.99	4.03	3.66
Principal Window	264 - 342	42 - 134	37 - 89	38 - 66	39 - 51
Final Payment	8/25/2031	4/25/2014	7/25/2010	8/25/2008	5/25/2007

Class M-4

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	26.11	7.22	4.87	3.87	3.43
Principal Window	264 - 342	42 - 134	37 - 89	37 - 66	38 - 51
Final Payment	8/25/2031	4/25/2014	7/25/2010	8/25/2008	5/25/2007

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. **NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.**

Ameriquest Mortgage Securities Inc. Mortgage Pass-Through Certificates, Series 2003-2

Sensitivity Analysis

To Maturity

Class A

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	18.75	4.18	2.77	1.93	1.23
Principal Window	1 - 358	1 - 279	1 - 202	1 - 154	1 - 123
Final Payment	12/25/2032	5/25/2026	12/25/2019	12/25/2015	5/25/2013

Class M-1

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	26.29	8.13	5.60	4.89	6.04
Principal Window	264 - 355	42 - 237	40 - 165	45 - 124	54 - 109
Final Payment	9/25/2032	11/25/2022	11/25/2016	6/25/2013	3/25/2012

Class M-2

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	26.28	8.05	5.49	4.53	4.37
Principal Window	264 - 354	42 - 217	38 - 150	41 - 112	44 - 88
Final Payment	8/25/2032	3/25/2021	8/25/2015	6/25/2012	6/25/2010

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. **NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.**

Ameriquest Mortgage Securities Inc. Mortgage Pass-Through Certificates, Series 2003-2

Sensitivity Analysis

To Maturity

Class M-3

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	26.25	7.82	5.31	4.25	3.84
Principal Window	264 - 352	42 - 191	37 - 130	38 - 96	39 - 75
Final Payment	6/25/2032	1/25/2019	12/25/2013	2/25/2011	5/25/2009

Class M-4

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	26.12	7.25	4.89	3.88	3.44
Principal Window	264 - 345	42 - 144	37 - 96	37 - 71	38 - 55
Final Payment	11/25/2031	2/25/2015	2/25/2011	1/25/2009	9/25/2007

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

Ameriquest Mortgage Securities Inc. Mortgage Pass-Through Certificates, Series 2003-2

Net WAC Cap Rate

Period	Net WAC (Base)	Net WAC (Stress)	Period	Net WAC (Base)	Net WAC (Stress)	Period	Net WAC (Base)	Net WAC (Stress)
1	6.01	6.01	31	7.53	9.51	61	8.02	12.01
2	7.56	7.56	32	7.78	9.82	62	7.50	11.23
3	7.81	7.81	33	7.53	9.50	63	7.75	11.59
4	7.56	7.56	34	7.78	9.81	64	7.50	11.21
5	7.81	7.81	35	7.52	9.49	65	7.75	11.58
6	7.55	7.55	36	7.52	10.14	66	7.50	11.20
7	7.55	7.55	37	8.33	11.22	67	7.50	11.19
8	7.80	7.80	38	7.52	10.13	68	7.75	11.55
9	7.55	7.55	39	7.77	10.46	69	7.49	11.17
10	7.80	7.80	40	7.52	10.11	70	7.74	11.53
11	7.55	7.55	41	7.77	10.45	71	7.49	11.15
12	7.54	7.54	42	7.52	10.75	72	7.49	11.15
13	8.06	8.06	43	7.52	10.74	73	8.29	12.33
14	7.54	7.54	44	7.77	11.09	74	7.49	11.13
15	7.79	7.79	45	7.52	10.73	75	7.74	11.49
16	7.54	7.54	46	7.77	11.08	76	7.49	11.11
17	7.79	7.79	47	7.51	10.71	77	7.74	11.47
18	7.54	7.54	48	7.51	11.34	78	7.49	11.10
19	7.54	7.54	49	8.32	12.55	79	7.49	11.09
20	7.79	7.79	50	7.51	11.33	80	7.73	11.45
21	7.54	7.54	51	7.76	11.70	81	7.48	11.07
22	7.79	7.79	52	7.51	11.31	82	7.73	11.43
23	7.53	7.53	53	7.76	11.68	83	7.48	11.05
24	7.53	8.87	54	7.51	11.30	84	7.48	11.05
25	8.34	9.82	55	7.51	11.29	85	8.28	12.22
26	7.53	8.86	56	7.76	11.65	86	7.48	11.03
27	7.78	9.16	57	7.51	11.27	87	7.73	11.39
28	7.53	8.86	58	7.75	11.64	88	7.48	11.01
29	7.78	9.15	59	7.50	11.25	89	7.73	11.37
30	7.53	9.51	60	7.50	11.25			

Assumes 6m LIBOR stays at 1.34% in the base case scenario and 20.00% in the stress scenario.

At the Pricing Speed

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date.*

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		2,621	
Total Outstanding Loan Balance		$400,060,290	
Average Loan Principal Balance		$152,637	$50,966 - $599,532
WA Coupon		8.32%	5.50% - 14.40%
ARM Characteristics			
Margin		6.20%	
First Periodic Cap		2.00%	
Subsequent Periodic Cap		1.00%	
Lifetime Max		14.49%	
Lifetime Min		8.49%	
WA Original Term (mo.)		353	180 - 360
WA Remaining Term (mo.)		351	175 - 360
WA Original LTV		80.55%	14.00% - 95.00%
WA FICO		616	500 – 799
1st Liens (%)		100.00%	
Balloons (%)		0.00%	
Loan Type			
Fixed		26.13%	
2Y/6Mo. LIBOR		73.87%	
Property Type			
Single Family		82.04%	
2-4 Family		7.13%	
Condo		4.25%	
PUD		5.38%	
Manufactured Housing		0.41%	
Occupancy Status			
Primary Home		94.78%	
Second Home		0.51%	
Investment		4.71%	
Loan Purpose			
Refinance-Debt Consolidation, Cashout		54.31%	
Refinance-Debt Consolidation, No Cashout		38.26%	
Purchase		7.43%	
Geographic Distribution			
	CA	23.48%	
	NY	8.66%	
	IL	7.04%	
	MN	5.98%	
	NJ	4.88%	
	TX	4.87%	

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. **NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.**

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date.*

Current Mortgage Loan Principal Balances

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date
50,000.01 - 75,000.00	368	23,102,538	5.77
75,000.01 - 100,000.00	438	38,421,790	9.60
100,000.01 - 125,000.00	407	45,799,855	11.45
125,000.01 - 150,000.00	337	46,103,663	11.52
150,000.01 - 175,000.00	257	41,868,503	10.47
175,000.01 - 200,000.00	226	42,378,803	10.59
200,000.01 - 225,000.00	164	34,876,724	8.72
225,000.01 - 250,000.00	121	28,781,987	7.19
250,000.01 - 275,000.00	77	20,191,970	5.05
275,000.01 - 300,000.00	65	18,773,976	4.69
300,000.01 - 325,000.00	41	12,825,571	3.21
325,000.01 - 350,000.00	37	12,488,707	3.12
350,000.01 - 375,000.00	23	8,342,759	2.09
375,000.01 - 400,000.00	21	8,122,401	2.03
400,000.01 - 425,000.00	11	4,556,839	1.14
425,000.01 - 450,000.00	10	4,416,942	1.10
450,000.01 - 475,000.00	5	2,326,479	0.58
475,000.01 - 500,000.00	10	4,912,083	1.23
550,000.01 - 575,000.00	1	574,599	0.14
575,000.01 - 600,000.00	2	1,194,101	0.30
Total:	2,621	$400,060,290	100.00%

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. **NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.**

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date.*

Current Mortgage Rate

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date
5.500 - 5.999	16	3,605,669	0.9
6.000 - 6.499	45	8,474,742	2.12
6.500 - 6.999	271	50,735,269	12.68
7.000 - 7.499	249	44,742,513	11.18
7.500 - 7.999	531	86,480,739	21.62
8.000 - 8.499	316	47,584,247	11.89
8.500 - 8.999	433	61,704,939	15.42
9.000 - 9.499	158	20,725,243	5.18
9.500 - 9.999	291	37,652,055	9.41
10.000 - 10.499	69	8,162,670	2.04
10.500 - 10.999	127	15,963,974	3.99
11.000 - 11.499	38	4,697,439	1.17
11.500 - 11.999	43	5,052,272	1.26
12.000 - 12.499	21	2,259,464	0.56
12.500 - 12.999	10	1,953,302	0.49
13.500 - 13.999	2	203,546	0.05
14.000 - 14.499	1	62,206	0.02
Total:	2,621	$400,060,290	100.00%

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date.*

Original Term

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date
121 - 180	91	8,901,456	2.23
181 - 240	92	10,857,732	2.71
301 - 360	2,438	380,301,101	95.06
Total:	2,621	$400,060,290	100.00%

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. **NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.**

Ameriquest Mortgage Securities Inc. Mortgage Pass-Through Certificates, Series 2003-2

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date.*

Remaining Term

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date
121 - 180	91	8,901,456	2.23
181 - 240	92	10,857,732	2.71
301 - 360	2,438	380,301,101	95.06
Total:	**2,621**	**$400,060,290**	100.00%

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date.*

Original Loan-to-Value Ratio

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	1	62,939	0.02
25.01 - 30.00	2	134,105	0.03
30.01 - 35.00	7	581,001	0.15
35.01 - 40.00	14	1,504,652	0.38
40.01 - 45.00	8	673,325	0.17
45.01 - 50.00	38	4,740,810	1.19
50.01 - 55.00	41	5,396,334	1.35
55.01 - 60.00	99	14,728,557	3.68
60.01 - 65.00	126	18,207,377	4.55
65.01 - 70.00	154	22,563,655	5.64
70.01 - 75.00	301	42,412,495	10.60
75.01 - 80.00	468	68,632,497	17.16
80.01 - 85.00	520	80,710,969	20.17
85.01 - 90.00	656	104,594,881	26.14
90.01 - 95.00	186	35,116,692	8.78
Total:	2,621	$400,060,290	100.00%

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Owner Occupancy

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date
Primary	2,461	379,162,152	94.78
Investor	144	18,848,766	4.71
Second Home	16	2,049,371	0.51
Total:	2,621	$400,060,290	100.00%

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Property Type

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date
Single Family Detached	2,181	326,808,942	81.69
2-4 Family	148	28,542,589	7.13
PUD Detached	123	21,519,854	5.38
Condo	118	17,014,697	4.25
PUD Attached	20	3,135,307	0.78
Manufactured Housing	17	1,632,161	0.41
Single Family Attached	14	1,406,740	0.35
Total:	2,621	$400,060,290	100.00%

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date
Debt Consolidation - Cash-Out	1,483	217,267,922	54.31
Purchase	174	29,741,204	7.43
Debt Consolidation - No Cash-Out	964	153,051,163	38.26
Total:	2,621	$400,060,290	100.00%

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. **NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.**

Ameriquest Mortgage Securities Inc. Mortgage Pass-Through Certificates, Series 2003-2

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date.*

Documentation Type

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date
Full Doc	1,954	287,140,311	71.77
Limited	198	35,720,984	8.93
Stated	469	77,198,995	19.30
Total:	2,621	$400,060,290	100.00%

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date.*

Risk Grade

Risk Grade	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date
1	554	94,229,471	23.55
2	97	16,576,766	4.14
3	67	10,442,008	2.61
4	40	6,870,899	1.72
5	18	2,532,568	0.63
6	7	1,259,520	0.31
AAA	748	116,124,045	29.03
AA	483	69,484,093	17.37
A	192	28,762,481	7.19
B	250	33,189,359	8.30
C	153	19,161,325	4.79
D	12	1,427,754	0.36
Total:	2,621	$400,060,290	100.00%

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date.*

Loan Type

Loan Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date
2Y/6M LIBOR ARM	1,919	295,514,347	73.87
Fixed	702	104,545,943	26.13
Total:	2,621	$400,060,290	100.00%

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. **NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.**

Ameriquest Mortgage Securities Inc. Mortgage Pass-Through Certificates, Series 2003-2

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date.*

Geographic Concentration

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date
Alabama	40	4,113,242	1.03
Alaska	3	509,125	0.13
Arizona	69	9,082,321	2.27
Arkansas	9	730,905	0.18
California	442	93,942,536	23.48
Colorado	87	13,453,234	3.36
Connecticut	63	10,948,840	2.74
Delaware	4	587,963	0.15
Florida	163	18,751,929	4.69
Georgia	1	95,804	0.02
Hawaii	13	3,156,429	0.79
Idaho	3	300,468	0.08
Illinois	184	28,177,053	7.04
Indiana	50	4,538,768	1.13
Iowa	52	4,767,325	1.19
Kansas	19	2,032,341	0.51
Kentucky	6	765,146	0.19
Louisiana	23	1,899,457	0.47
Maine	16	1,784,993	0.45
Maryland	50	7,481,525	1.87
Massachusetts	91	18,043,355	4.51
Michigan	122	14,539,714	3.63
Minnesota	169	23,915,719	5.98
Mississippi	10	1,131,097	0.28
Missouri	44	4,590,190	1.15
Montana	3	386,514	0.10
Nebraska	8	624,755	0.16
Nevada	25	4,061,559	1.02
New Hampshire	13	2,087,595	0.52
New Jersey	108	19,539,369	4.88
New Mexico	22	2,971,434	0.74
New York	165	34,651,928	8.66
Ohio	73	8,099,841	2.02
Oklahoma	17	1,229,986	0.31
Oregon	12	2,028,341	0.51
Pennsylvania	66	7,917,415	1.98
Rhode Island	54	7,580,446	1.89
Total:	2,621	$400,060,290	100.00%

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date.*

Geographic Concentration (Continued)

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date
South Carolina	14	1,518,697	0.38
South Dakota	1	60,876	0.02
Tennessee	22	2,388,588	0.60
Texas	182	19,497,919	4.87
Utah	9	1,686,542	0.42
Vermont	5	605,792	0.15
Washington	61	10,634,515	2.66
Wisconsin	24	2,661,474	0.67
Wyoming	4	487,227	0.12
Total:	2,621	$400,060,290	100.00%

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date.*

Prepayment Penalty Term

Prepay Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date
0	601	90,275,843	22.57
12	101	20,701,590	5.17
24	465	75,704,871	18.92
36	1,443	212,069,509	53.01
42	10	1,181,166	0.30
60	1	127,310	0.03
Total:	2,621	$400,060,290	100.00%

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date.*

Loan Source

Loan Source	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date
RETAIL	1,838	268,149,057	67.03
WHOLESALE	783	131,911,233	32.97
Total:	2,621	$400,060,290	100.00%

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. **NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.**

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date.*

FICO Score

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date
500 – 519	77	9,176,876	2.29
520 – 539	194	27,025,695	6.76
540 – 559	299	43,564,229	10.89
560 – 579	317	45,893,852	11.47
580 – 599	275	39,332,008	9.83
600 – 619	300	46,876,242	11.72
620 – 639	322	50,731,668	12.68
640 – 659	283	46,128,219	11.53
660 – 679	184	30,745,121	7.69
680 – 699	146	25,604,516	6.40
700 – 719	92	14,504,922	3.63
720 - 739	68	10,827,259	2.71
740 - 759	29	3,912,475	0.98
760 - 779	21	3,949,801	0.99
780 - 799	9	1,219,824	0.30
Not Available	5	567,583	0.14
Total:	2,621	$400,060,290	100.00%

Total Collateral Summary (Adjustable-Rate Collateral Only)

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date.*

Gross Margin

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date
3.250 - 3.499	3	477,843	0.16
3.750 - 3.999	4	1,036,270	0.35
4.000 - 4.249	4	533,709	0.18
5.000 - 5.249	1	264,589	0.09
5.250 - 5.499	230	35,393,822	11.98
5.500 - 5.749	31	6,443,628	2.18
5.750 - 5.999	2	430,935	0.15
6.000 - 6.249	10	1,095,087	0.37
6.250 - 6.499	868	130,365,203	44.11
6.500 - 6.749	748	116,176,731	39.31
6.750 - 6.999	9	1,294,596	0.44
7.000 - 7.249	9	2,001,933	0.68
Total:	1,919	$295,514,347	100.00%

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. **NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.**

Ameriquest Mortgage Securities Inc. Mortgage Pass-Through Certificates, Series 2003-2

Total Collateral Summary (Adjustable-Rate Collateral Only)

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Next Rate Change Date

Next Rate Change Dates (6 month range)	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date
Sep-04	15	2,458,606	0.83
Oct-04	71	10,025,485	3.39
Nov-04	47	7,026,302	2.38
Dec-04	164	28,108,577	9.51
Jan-05	1,621	247,771,378	83.84
Feb-05	1	124,000	0.04
Total:	1,919	$295,514,347	100.00%

Total Collateral Summary (Adjustable-Rate Collateral Only)

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Maximum Mortgage Rate

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
11.500 - 11.999	13	3,075,119	1.04
12.000 - 12.499	26	4,701,342	1.59
12.500 - 12.999	164	30,979,769	10.48
13.000 - 13.499	156	29,733,679	10.06
13.500 - 13.999	330	57,221,469	19.36
14.000 - 14.499	229	34,735,265	11.75
14.500 - 14.999	335	49,417,566	16.72
15.000 - 15.499	128	17,090,440	5.78
15.500 - 15.999	253	32,709,654	11.07
16.000 - 16.499	61	7,338,069	2.48
16.500 - 16.999	120	15,316,568	5.18
17.000 - 17.499	33	4,187,145	1.42
17.500 - 17.999	40	4,820,099	1.63
18.000 - 18.499	19	2,068,032	0.70
18.500 - 18.999	9	1,854,379	0.63
19.500 - 19.999	2	203,546	0.07
20.000 - 20.499	1	62,206	0.02
Total:	1,919	$295,514,347	100.00%

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

Ameriquest Mortgage Securities Inc. Mortgage Pass-Through Certificates, Series 2003-2

Total Collateral Summary (Adjustable-Rate Collateral Only)

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date.*

Minimum Mortgage Rate

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date
5.500 - 5.999	13	3,075,119	1.04
6.000 - 6.499	26	4,701,342	1.59
6.500 - 6.999	164	30,979,769	10.48
7.000 - 7.499	156	29,733,679	10.06
7.500 - 7.999	330	57,221,469	19.36
8.000 - 8.499	229	34,735,265	11.75
8.500 - 8.999	335	49,417,566	16.72
9.000 - 9.499	128	17,090,440	5.78
9.500 - 9.999	253	32,709,654	11.07
10.000 - 10.499	61	7,338,069	2.48
10.500 - 10.999	120	15,316,568	5.18
11.000 - 11.499	33	4,187,145	1.42
11.500 - 11.999	40	4,820,099	1.63
12.000 - 12.499	19	2,068,032	0.70
12.500 - 12.999	9	1,854,379	0.63
13.500 - 13.999	2	203,546	0.07
14.000 - 14.499	1	62,206	0.02
Total:	1,919	$295,514,347	100.00%

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained herein may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained herein. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the co-underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. **NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.**